SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2016

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of annual results for the year ended December 31, 2015, dated March 23, 2016.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 23, 2016	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	President and Chief Operating Officer (exercising the powers of Chairman and Chief Executive Officer)

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2015

HIGHLIGHTS

–	Operating revenues reached RMB331,202 million, up by 2.1%. Service revenues reached RMB293,266 million, up by 2.0%

–	EBITDA was RMB94,106 million. EBITDA margin was 32.1%

–	Profit attributable to equity holders of the Company was RMB20,054 million, up by 13.4%, of which approximately RMB3,937 million was a one-off gain from the disposal of telecommunications towers and related assets. Basic earnings per share were RMB0.25

–	Total number of mobile subscribers was 198 million, net increase of 12.28 million, of which the number of 3G/4G mobile subscribers was 143 million, net increase of 24.50 million; the number of 4G terminal users was 58.46 million, net increase of 51.38 million

–	Total number of wireline broadband subscribers was 113 million, net increase of 6.11 million, up by 5.7%

–	Total number of access lines in service was 134 million, net decrease of 9.24 million, down by 6.4%

MESSAGE FROM THE BOARD

Dear Shareholders,

In 2015, the Company proactively grasped opportunities and achieved excellent execution of its established strategy through innovation. While taking the initiative to respond to various regulatory challenges, the Company has maintained a stable and healthy development and further strengthened its market position. Taking full advantage of favourable policies such as the issuance of LTE FDD licence and leveraging the sharing of telecommunications towers, we tilted more investment towards key business areas to speed up our core network upgrade. As a result, our 4G and fibre broadband featuring broad coverage, excellent quality and superb customer experience have taken shape quickly. In the meantime, we accelerated the integrated and scale development of 4G and fibre broadband services, thereby migrating our core basic services to high-value areas and shifting our growth drivers. We also further deepened our data traffic operation to boost differentiated development of emerging services to become a major growth driver. Moreover, the Company continuously promoted its comprehensive in-depth reform, persisted in innovation as a driving force, reinforced open cooperation and Internet-oriented transformation, and accelerated its full preparation for achieving new breakthrough. As a result, the capability of future value creation and vitality of the Company have been enhanced consistently. The completion of the disposal of our telecommunications towers and related assets will further foster the Company’s value enhancement in the future.

Operating Results

In 2015, the Company’s operating fundamentals remained robust. Despite the impact of various regulatory policies such as VAT reform, “Speed Upgrade and Tariff Reduction”1 and “handset data traffic carried forward”2, the operating revenues of the Company still increased by 2.1% over last year, amounting to RMB331.2 billion. Service revenues3 increased by 2.0% over last year, amounted to RMB293.3 billion, with revenue growth surpassing industry and further enhancement in market share. Emerging businesses accounted for approximately 34% of service revenues, representing an increase of 5 percentage points over the same period last year with further acceleration in the optimisation of business structure. EBITDA4 was RMB94.1 billion, while EBITDA margin5 was 32.1%. Profit attributable to the equity holders of the Company6 was RMB20.1 billion, representing an increase of 13.4% over last year. Basic earnings per share were RMB0.25. Capital expenditure was RMB109.1 billion, representing an increase of RMB32.2 billion over last year while free cash flow7 was -RMB21.5 billion.

[1]	In May 2015, the government issued the “Guidance for accelerating the construction of high-speed broadband network and promotion of network speed upgrade and tariff reduction”.
[2]	From October 2015, the Company further implemented the policy of “Speed Upgrade and Tariff Reduction”, enabling handset users to carry forward unused handset data traffic for use to the next one month.
[3]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[4]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[5]	EBITDA margin was calculated based on EBITDA divided by service revenues.
[6]	Profit attributable to the equity holders of the Company for 2015 included a one-off gain of approximately RMB3.9 billion from the disposal of towers assets.
[7]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

Since the commencement of the pilot programme of the VAT reform in the telecommunications industry in June 2014, the Company has been striving to optimise its development and sales models, implement enhanced management over cost and procurement, and optimise revenue structure. The relevant monthly average adverse impact in 2015 has been reduced. With the full implementation of the VAT reform across the nation in 2016, it will be beneficial for the enhancement of the Company’s profitability in the future.

Taking into consideration the return to shareholders, the Company’s profitability, cash flow level and capital requirements for its future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ general meeting that a dividend equivalent to HK$0.095 per share be declared for the year 2015, maintaining at the same level of dividends as last year. Going forward, the Company will strive to enhance its profits while paving the way for an increase in future dividends.

Rapid enhancement in corporate competitive strengths

Accelerated upgrade of core network capabilities. In 2015, the Company fully leveraged the opportunities from the issuance of FDD licence and tower resources sharing to achieve a leap-forward breakthrough in the 4G network construction. We rapidly accomplished the scale 4G coverage for all developed villages and towns nationwide (all villages and towns in eastern region) or above with 4G coverage network quality comparable to our competitors, laying a solid foundation for rapid scale development of 4G business. By fully leveraging the edges of global mainstream FDD technology standard, we took the initiative in the industry to launch the “e-Surfing 4G+” (LTE-A) services of 300Mbps download speed with industry-leading network experience in the key cities. We fully leveraged the favourable “Internet+” policy and the prosperous market demand and focused on customers’ experience. With full utilisation of our existing capability in fibre network as well as increased efforts in our investments in fibre network enhancement and speed upgrade, we cleared all hurdles throughout the entire process from access port to content port, providing users with industry-leading excellent high-speed 100Mbps network experience. At the end of 2015, the Fibre-to-the-Home (FTTH) coverage in city households reached 75%, representing an increase of 15 percentage points over the end of last year. The average bandwidth of wireline broadband subscribers was approximately 29Mbps, an increase of nearly two times compared to the end of last year, laying a solid foundation for scale development of “Smart Family” products.

Significant strengthening in fundamental business capabilities. In 2015, the Company accelerated the shift in growth drivers and coordinated the collaborative development of 4G and fibre broadband businesses. The development of 4G business entered into a fast track lane and new competitive edges of fibre broadband were established. With rapid optimisation of subscriber structure, the business scale and market share continued to reinforce. We endeavoured to promote the six-mode handsets as the national standard and tackled the bottlenecks in CDMA terminals. We also proactively developed the cooperation with terminal suppliers of superior brands and promoted the prosperous development in terminal value chain, resulting in enhancement of the Company’s competitive strengths and market influence in the terminal industry. We focused on high-definition (HD) content and smart applications, expedited the optimisation of “Smart Family” products and operating system and offered more innovative, attractive as well as integrated packages to enhance users’ experience and value. The net increase of 4G terminal subscribers for the year was 51.38 million, reaching a total of 58.46 million with market share doubled as compared to last year. The total number of mobile subscribers was nearly 200 million and the overall mobile ARPU was stable with slight increase. The net increase of FTTH subscribers for the year was 28.38 million, reaching a total of 70.99 million. The total number of wireline broadband subscribers reached 113 million while the penetration rate of FTTH subscribers reached 63%, representing an increase of 23 percentage points over the end of last year. The net increase of IPTV (e-Surfing HD) subscribers for the year was more than 9 million, reaching a total of approximately 40 million.

Emerging businesses becoming the key growth driver. In 2015, revenues from emerging businesses increased by approximately 20% over last year with continued increase in revenue contribution. We further promoted the precision data traffic management, continued to strengthen cooperation and enriched data traffic product to achieve concurrent enhancement in data traffic scale and value. Despite the impact from “handset data traffic carried forward” policy, the mobile handset Internet access revenues for the year amounted to RMB47.8 billion, representing an increase of 40% over last year with revenue growth surpassing the industry. The aggregate handset Internet data traffic doubled as compared to last year, of which the contribution from 4G data traffic has significantly increased to 51% while the monthly average data traffic per 4G user reached 751MB, representing an increase of 25% over last year. The scale development of key Internet applications continued to expand. In 2015, the active users of “BestPay” has exceeded 40 million with gross merchandise value over RMB770 billion, being doubled over last year. At the same time, we actively explored the Internet finance sector. We reinforced the differentiated capabilities of YiChat products embedding new applications including mobile payment, red packet and lifestyle services. The number of registered YiChat users exceeded 200 million by the end of 2015. With further consolidation of our existing WiFi resources, we expanded the cooperations of hotspot resources and business partners for “aWiFi”. The monthly active “aWiFi” users reached 10 million by the end of 2015. We accelerated the development of new types of ICT service. By firmly seizing the national strategic opportunity of “Internet+”, we fully leveraged the integrated edges of networks, cloud computing and security capability to actively cooperate and promote collaborative development, making use of new technologies such as Big Data and Internet of Things to create differentiated and innovative services. In 2015, the revenues from ICT service amounted to RMB28.8 billion, representing an increase of 21% over last year and the revenue growth of IDC and cloud products was approximately 30%.

Accelerating reserves for future growth momentum

Sustained comprehensive in-depth reform. With thorough promotion of sub-division of performance evaluation units, intensified resources allocation tilted frontline and authority delegation, the Company encouraged the staff entrepreneurial development towards frontline. The number of sub-divided frontline operating units has exceeded 50,000 with full release of staff motivation and vitality. The establishment of the “top-down” service support system was expedited, adhering to frontline-oriented and market-oriented services. We fully leveraged the IT capability to create a high-efficient and responsive service support system, resulting in enhancement of frontline operating efficiency and effectiveness. With continuous improvement in market-driven talent management mechanism and business operation models, the Company fostered its efficiently-centralised operations for emerging businesses with Internet-oriented resources allocation and financial management mechanism to facilitate the rapid development of emerging businesses. The corporate vitality and intrinsic momentum have been persistently strengthened.

In-depth promotion of Internet-oriented transformation. We comprehensively created a highly-efficient, low-cost and professional O2O operating system in an efficiently- centralised manner and promoted the Internet-oriented transformation in channels and services. By leveraging the edges of physical channels, the Company extensively deployed community stores to commence experience marketing for Smart Family, efficiently expanded open channels and focused on accelerating the effectiveness enhancement of key physical channels. At the same time, the Company consolidated existing online channels and created an efficiently-centralised platform with the integration of sales and services, through which the Company’s online services and customer attraction capabilities continued to be strengthened. Nearly 80% of the 4G data traffic packages were sold online. More than 60% of service items and volume were conducted online, which effectively led to staff reduction and efficiency enhancement of physical customer service centres. We deepened the precision management and value management, promoted the upgrade from network maintenance to network operation, accelerated the retirement of aged network facilities, effectively revitalised assets such as plant rooms, accelerated the commercialisation of maintenance services, continuously enhanced network operating capability and value. Through strengthening of risk prevention, we expedited the promotion of efficiently-centralised operation of IT services, strengthened the management over capital expenditure and cost, optimised the sales models and resources allocation, and further reinforced centralised procurement to lower the procurement cost. The operating efficiency and user experience have been persistently improved.

Accelerated cultivation of new growth engines. The IPTV (e-Surfing HD) business has entered into rapid growth period and has become a strategic fundamental business. With the 100Mbps fibre broadband as its foundation, we fully leveraged the opportunities arising from pioneer cooperation in three network convergence to strengthen efficiently- centralised operations and speed up scale development to seize the key portal in the “Smart Family” market. The “BestPay” business has become a key differentiated means to drive core fundamental businesses. As a strategic innovative business, the “BestPay” business will deeply integrate with 4G services to achieve scale development. With continual expansion of cooperative partners, we will accelerate the development in Internet finance business. Firmly seizing the strategic opportunities of the national plan of “Internet+” and fully leveraging our edges, the Company will further focus on key areas and accelerate the deployment in public market and industry market, creating new growth potential. Our capability in cloud computing and Big Data has been rapidly enhanced, with a continuously optimising product and service portfolio. The Company will take advantage of its integrated edge in cloud and network to provide high quality cloud products, engage in open cooperation and promote applications for Big Data products to continuously enhance its competitive strength and value contribution. The operation of Internet of Things has become gradually mature with continuously expanding scope of applications. The Company will proactively seize the opportunity from the boom in Internet of Things with efficiently-centralised operation to accelerate the expansion of connectivity scale, gradually enrich applications and services for Internet of Things to create new impetus for value creation.

Corporate Governance and Social Responsibility

We are committed to maintaining a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and value to ensure our healthy and orderly growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognitions in 2015, including being voted the “Most Honoured Company in Asia” by Institutional Investor for five consecutive years, “Overall Best Managed Company in Asia” by FinanceAsia for five consecutive years and the “No. 1 Best Managed Company in Asia” by Euromoney for six years in a row.

We persisted in operating with integrity and proactively fulfilled our corporate social responsibility while maintaining a fair and orderly environment for market competition and facilitating healthy development of the entire value chain. We continued to improve our energy-saving technologies, further strengthened energy conservation and emissions reduction in order to promote green operations. We actively responded to the initiatives of “the Belt and Road” by cooperating with our partners in enhancing the standard of information infrastructure for the regions and countries along the path. We received high recognition and appreciation from society by accomplishing telecommunications assurance tasks for the nation’s significant events and disaster reliefs.

Outlook

Currently, the national macro-economic growth is slowing down and the fundamental telecommunications market is becoming saturated amid intensified market competition. The regulatory environment is still embedded with a lot of uncertainties, bringing certain challenges to the future development of the Company. Meanwhile, with the nation’s advocacy of the development concepts of “innovation, harmonisation, green, openness and sharing”, together with the proactive launch of national strategies of “Cyberpower”, “Big Data” and “Internet+”, there is massive room for the rapid development of information economy. During the “Thirteenth Five-Year Plan” period, the national supply-side structural reform shall lead to upgrade in consumption. The release of benefits from “innovation-driven” policies was accelerated, injecting new vitality to industry development. The transformation pace of mainland telecommunications industry accelerates and the new technologies such as cloud computing, Big Data and Internet of Things gradually mature. The “Industrial Internet” will embark a turning point in accelerating growth, providing vast potentials for the Company’s prospect.

2016 is a crucial year for the Company in building up a more favourable market position for the future. We will firmly seize new opportunities and take the initiative to develop through reform and innovation, while striving to adapt to the changing regulatory environment and tackle various challenges. We will persistently strengthen the core competence in network and operation and tightly grasp the opportunities from the scale development and value enhancement of 4G and fibre broadband businesses to further strengthen the Company’s fundamentals. Meanwhile, we will be unwaveringly dedicated to speedily achieve a breakthrough in the five emerging areas including “Smart Family”, “mobile payment”, “Internet+”, “cloud computing & Big Data” and “Internet of Things” to ignite the new growth engine. We will further promote the comprehensive in-depth reform, incentivise the corporate and employee vitality and deepen the Internet-oriented transformation to upgrade the products and services. With increased efforts in open cooperation, we will fully mobilise and share the social resources to build the “Smart Ecosystem”, and promote to reconstitute our business, network, operation and management to offer integrated smart services. We will endeavour to facilitate the accomplishment of “Cyberpower” and take the lead in the digital ecosystem, thereby continually creating value for our shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend my sincere gratitude towards Mr. Wang Xiaochu for his excellent contributions during his tenure of offices as the Chairman and Chief Executive Officer of the Company.

Yang Jie

Executive Director, President and Chief Operating Officer

Beijing, China

23 March 2016

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2015 extracted from the audited consolidated financial statements of the Group as set out in its 2015 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2015

(Amounts in millions, except per share data)

		2015	2014
	Note	RMB	RMB
Operating revenues	5	331,202	324,394
Operating expenses
Depreciation and amortisation		(67,664)	(66,345)
Network operations and support		(81,240)	(68,651)
Selling, general and administrative		(54,472)	(62,719)
Personnel expenses		(52,541)	(50,653)
Other operating expenses		(48,843)	(47,518)

Total operating expenses		(304,760)	(295,886)

Operating profit		26,442	28,508
Gain from Tower Assets Disposal	2	5,214	—
Net finance costs	6	(4,273)	(5,291)
Investment income		8	6
Share of (losses)/profits of associates		(698)	34

Profit before taxation		26,693	23,257
Income tax	7	(6,551)	(5,498)

Profit for the year		20,142	17,759

		2015	2014
	Note	RMB	RMB
Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		652	(54)
Deferred tax on change in fair value of available-for-sale equity securities		(163)	14
Exchange difference on translation of financial statements of subsidiaries outside mainland China		129	3
Share of other comprehensive income of associates		3	(3)

Other comprehensive income for the year, net of tax		621	(40)

Total comprehensive income for the year		20,763	17,719

Profit attributable to:
Equity holders of the Company		20,054	17,680
Non-controlling interests		88	79

Profit for the year		20,142	17,759

Total comprehensive income attributable to:
Equity holders of the Company		20,675	17,640
Non-controlling interests		88	79

Total comprehensive income for the year		20,763	17,719

Basic earnings per share	8	0.25	0.22

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2015

(Amounts in millions)

		31 December	31 December
		2015	2014
	Note	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net		373,981	372,876
Construction in progress		69,103	53,181
Lease prepayments		23,609	24,410
Goodwill		29,920	29,917
Intangible assets		10,739	8,984
Interests in associates		34,473	4,106
Investments		1,624	972
Deferred tax assets	10	4,655	3,232
Other assets		3,349	4,053

Total non-current assets		551,453	501,731
Current assets
Inventories		6,281	4,225
Income tax recoverable		105	1,360
Accounts receivable, net	11	21,105	21,562
Prepayments and other current assets		16,229	10,581
Short-term bank deposits		2,519	1,379
Cash and cash equivalents		31,869	20,436

Total current assets		78,108	59,543

Total assets		629,561	561,274

		31 December	31 December
		2015	2014
	Note	RMB	RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		51,636	43,976
Current portion of long-term debt		84	82
Accounts payable	12	118,055	88,458
Accrued expenses and other payables		82,934	72,442
Income tax payable		2,154	307
Current portion of finance lease obligations		38	—
Current portion of deferred revenues		1,028	1,060

Total current liabilities		255,929	206,325

Net current liabilities		(177,821)	(146,782)

Total assets less current liabilities		373,632	354,949

Non-current liabilities
Long-term debt and payable		64,830	62,494
Finance lease obligations		81	—
Deferred revenues		1,454	798
Deferred tax liabilities	10	2,061	1,125
Other non-current liabilities		455	424

Total non-current liabilities		68,881	64,841

Total liabilities		324,810	271,166

Equity
Share capital		80,932	80,932
Reserves		222,852	208,251

Total equity attributable to equity holders of the Company		303,784	289,183
Non-controlling interests		967	925

Total equity		304,751	290,108

Total liabilities and equity		629,561	561,274

Notes:

1.	BASIS OF PREPARATION

The Group’s consolidated financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	DISPOSAL OF CERTAIN TELECOMMUNICATIONS TOWERS AND RELATED ASSETS

On 11 July 2014, the Company, China United Network Communications Corporation Limited (“CUCL”) and China Mobile Communication Company Limited entered into an agreement to establish China Tower Corporation Limited (“China Tower”). Pursuant to the agreement, the Company, CUCL and China Mobile Communication Company Limited each subscribed for 2.99 billion shares, 3.01 billion shares and 4.00 billion shares of the China Tower, respectively in cash at a par value of RMB1.00 per share, representing a shareholding percentage of 29.9%, 30.1% and 40.0%, respectively. The China Tower primarily engages in the construction, maintenance and operation of telecommunications towers, and also engages in the construction, maintenance and operation of ancillary facilities such as control rooms, power supply systems and air conditioning systems of base stations, etc. and indoor distribution systems as well as the provision of outsourcing maintenance services for base station equipment.

On 14 October 2015, the Company, China Mobile Communication Company Limited and related subsidiaries (together, “China Mobile”), CUCL and Unicom New Horizon Telecommunications Company Limited (together, “China Unicom”), China Reform Holding Company Limited (“CRHC”) and China Tower entered into a transfer agreement (the “Transfer Agreement”). Pursuant to the Transfer Agreement, the Company sold certain telecommunications towers and related assets (the “Tower Assets”) to China Tower (hereinafter referred to as the “Tower Assets Disposal”) and injected cash to China Tower in return for new shares (the “Consideration Shares”) issued by China Tower. China Mobile and China Unicom also sold certain telecommunications towers and related assets to China Tower in return for new shares issued by China Tower and for cash; and CRHC made cash subscription for new shares issued by China Tower.

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount of the Tower Assets Disposal was determined as RMB30.131 billion. China Tower issued 33.097 billion Consideration Shares to the Company at an issue price of RMB1.00 per share under the Transfer Agreement in return for the Tower Assets and RMB2.966 billion cash (“Cash Consideration”) from the Company. The Cash Consideration was paid in February 2016.

Upon the issuance of the Consideration Shares by China Tower, the Company, China Unicom, China Mobile and CRHC hold 27.9%, 28.1%, 38.0% and 6.0% of the share capital of China Tower, respectively.

The Tower Assets Disposal was recognised as an assets disposal. The Company realised a gain (subject to deduction of relevant expenses and taxes) from the Tower Assets Disposal, which was calculated based on the surplus of the final consideration amount for the Tower Assets Disposal over the book value of the Tower Assets as at the Completion Date as set out below. As the Company held 27.9% of the share capital of China Tower, only 72.1% of the aforesaid gain was recognised at the Completion Date and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the Tower Assets.

RMB millions
Final consideration amount of the Tower Assets Disposal	30,131
Less: Book value of the Tower Assets:
Property, plant and equipment, net	18,365
Construction in progress	2,959
Net other assets and liabilities	1,403

Total book value of the Tower Assets	22,727
Less: Relevant expenses and taxes	173

Total gain from the Tower Assets Disposal	7,231
Less: Deferred gain	2,017

Gain recognised at the Completion Date of the Tower Assets Disposal	5,214

3.	APPLICATION OF REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, the following amendments to IFRS issued by the IASB that are mandatorily effective for the current year:

•	Amendments to IAS 19, “Defined Benefit Plans: Employee Contributions”

•	Annual Improvements to IFRSs 2010–2012 Cycle

•	Annual Improvements to IFRSs 2011–2013 Cycle

The application of the above amendments to IFRSs has had no material effect on the Group’s consolidated financial statements.

In addition, the Group has applied the amendments to IAS 27, “Equity Method in Separate Financial Statements” that are not yet mandatorily effective but allow early adoption for the current year.

The amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost;

•	in accordance with IFRS 9 (or IAS 39 for entities that have not yet adopted IFRS 9); or

•	using the equity method as described in IAS 28, “Investments in Associates and Joint Ventures”.

The same accounting must be applied to each category of investments.

The amendments will be effective for annual periods beginning on or after 1 January 2016 with earlier application permitted.

As a result of the early adoption of the amendments to IAS 27, the Company has changed the accounting for investment in joint ventures and associates in its separate financial statements from using cost method to equity method as described in IAS 28. “Investment in Associates and Joint Ventures”, and has retrospectively adjusted the amounts reported for previous periods in the respective separate financial statements.

The following table summarises the retrospective adjustments that have been made in accordance with the early adoption of the amendments to IAS 27 to the Company’s separate financial statements:

	The Company
	31 December	1 January
	2014	2014
	RMB millions	RMB millions
Increase on items of statement of financial position
Assets
Interests in associates	411	405
Equity
Retained earnings	411	405

Except for the early adoption of the amendments to IAS 27, the Group has not yet applied any other new and revised standard that is not yet effective for the current year.

4.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

5.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		2015	2014
	Note	RMB millions	RMB millions
Wireline voice	(i)	29,610	33,587
Mobile voice	(ii)	48,983	54,673
Internet	(iii)	126,546	112,431
Value-added services	(iv)	39,044	38,419
Integrated information application services	(v)	27,299	26,939
Telecommunications network resource services and lease of network equipment	(vi)	17,635	17,332
Others	(vii)	42,085	41,013

		331,202	324,394

Note:

Before 1 June 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the Value-Added Tax (“VAT”) Reform (Caishui [2014] No. 43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from 1 June 2014, the pilot programme of replacing business tax with VAT is extended to cover the telecommunications industry. The VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and VAT is excluded from operating revenues. With effect from 1 June 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.

(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

6.	NET FINANCE COSTS

Net finance costs comprise:

	2015	2014
	RMB millions	RMB millions
Interest expense incurred	4,900	5,958
Less: Interest expense capitalised*	(327)	(308)

Net interest expense	4,573	5,650
Interest income	(375)	(304)
Foreign exchange losses	154	21
Foreign exchange gains	(79)	(76)

	4,273	5,291

* Interest expense was capitalised in construction in progress at the following rates per annum	3.5% – 5.5%	4.5% – 6.0%

7.	INCOME TAX

Income tax in the profit or loss comprises:

	2015	2014
	RMB millions	RMB millions
Provision for PRC income tax	7,127	5,237
Provision for income tax in other tax jurisdictions	74	58
Deferred taxation	(650)	203

	6,551	5,498

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

		2015	2014
	Note	RMB millions	RMB millions
Profit before taxation		26,693	23,257

Expected income tax expense at statutory tax rate of 25%	(i)	6,673	5,814
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(400)	(248)
Differential tax rate on other subsidiaries’ income	(ii)	(25)	(31)
Non-deductible expenses	(iii)	431	347
Non-taxable income	(iv)	(75)	(243)
Others	(v)	(53)	(141)

Actual income tax expense		6,551	5,498

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at a preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 38%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses, losses on disposal of property, plant and equipment approved by tax authorities and other tax benefits.

8.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2015 and 2014 is based on the profit attributable to equity holders of the Company of RMB20,054 million and RMB17,680 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

9.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on 23 March 2016, a final dividend of equivalent to HK$0.095 per share totaling approximately RMB6,461 million for the year ended 31 December 2015 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2015.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 27 May 2015, a final dividend of RMB0.076120 (equivalent to HK$0.095) per share totaling RMB6,160 million in respect of the year ended 31 December 2014 was declared and paid on 17 July 2015.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2014, a final dividend of RMB0.076583 (equivalent to HK$0.095) per share totaling RMB6,198 million in respect of the year ended 31 December 2013 was declared and paid on 18 July 2014.

10.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2015	2014	2015	2014	2015	2014
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Provisions and impairment losses, primarily for doubtful debts	1,291	1,156	—	—	1,291	1,156
Property, plant and equipment	3,174	1,788	(1,605)	(773)	1,569	1,015
Deferred revenues and installations costs	190	288	(130)	(189)	60	99
Available-for-sale equity securities	—	—	(326)	(163)	(326)	(163)

Deferred tax assets/(liabilities)	4,655	3,232	(2,061)	(1,125)	2,594	2,107

	Balance at 1 January 2014 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2014 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,071	85	1,156
Property, plant and equipment	1,247	(232)	1,015
Deferred revenues and installation costs	155	(56)	99
Available-for-sale equity securities	(177)	14	(163)

Net deferred tax assets	2,296	(189)	2,107

	Balance at 1 January 2015 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2015 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,156	135	1,291
Property, plant and equipment	1,015	554	1,569
Deferred revenues and installation costs	99	(39)	60
Available-for-sale equity securities	(163)	(163)	(326)

Net deferred tax assets	2,107	487	2,594

11.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

			2015	2014
	Note		RMB millions	RMB millions
Accounts receivable
Third parties			22,766	22,853
China Telecom Group	(i	)	492	329
Other telecommunications operators in the PRC			782	858

			24,040	24,040
Less: Allowance for doubtful debts			(2,935)	(2,478)

			21,105	21,562

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	2015	2014
	RMB millions	RMB millions
Current, within 1 month	10,001	11,273
1 to 3 months	2,181	2,600
4 to 12 months	1,821	1,865
More than 12 months	731	660

	14,734	16,398
Less: Allowance for doubtful debts	(2,393)	(2,355)

	12,341	14,043

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on date of rendering of services is as follows:

	2015	2014
	RMB millions	RMB millions
Current, within 1 month	3,648	3,012
1 to 3 months	1,618	1,679
4 to 12 months	2,199	1,924
More than 12 months	1,841	1,027

	9,306	7,642
Less: Allowance for doubtful debts	(542)	(123)

	8,764	7,519

Ageing analysis of accounts receivable that are not impaired are as follows:

	2015	2014
	RMB millions	RMB millions
Not past due	19,263	19,408

Less than 1 month past due	1,154	1,356
1 to 3 months past due	688	798

Amounts past due	1,842	2,154

	21,105	21,562

12.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	2015	2014
	RMB millions	RMB millions
Third parties	95,305	71,934
China Telecom Group	18,702	15,667
China Tower	3,272	—
Other telecommunications operators in the PRC	776	857

	118,055	88,458

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due date is as follows:

	2015	2014
	RMB millions	RMB millions
Due within 1 month or on demand	21,486	17,783
Due after 1 month but within 3 months	18,624	11,678
Due after 3 months but within 6 months	19,430	14,825
Due after 6 months	58,515	44,172

	118,055	88,458

FINANCIAL REVIEW

Summary

In 2015, the Group persisted in its established strategic direction, continually developed and innovated, and pragmatically implemented its comprehensive in-depth reform and Internet-oriented transformation, achieving a stable growth in its overall operating results. The Group’s operating revenues in 2015 were RMB331,202 million, an increase of 2.1% from 2014; service revenues1 were RMB293,266 million, an increase of 2.0% from 2014; operating expenses were RMB304,760 million, an increase of 3.0% from 2014; profit attributable to equity holders of the Company was RMB20,054 million, an increase of 13.4% from 2014; basic earnings per share were RMB0.25; EBITDA2 was RMB94,106 million, a decrease of 0.8% from 2014 and the EBITDA margin3 was 32.1%.

Operating Revenues

In 2015, while proactively tackling various challenges brought by the policies such as the value-added tax (“VAT”) reform, “speed upgrade & tariff reduction” and “handset data traffic carried forward”, the Group continued to optimise its business structure and achieved a stable growth in its operating revenues. Operating revenues in 2015 were RMB331,202 million, an increase of 2.1% from 2014. Of this, the total mobile revenues were RMB156,529 million, an increase of 3.2% from 2014; the total wireline revenues were RMB174,673 million, an increase of 1.1% from 2014.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals (2015: RMB32,026 million; 2014: RMB31,343 million), sales of wireline equipment (2015: RMB4,430 million; 2014: RMB3,956 million) and other non-service revenues (2015: RMB1,480 million; 2014: RMB1,716 million).
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
[3]	EBITDA margin was calculated based on EBITDA divided by service revenues.

The following table sets forth a breakdown of the operating revenues of the Group for 2014 and 2015, together with their respective rates of change:

	For the year ended
	31 December
(RMB millions, except percentage data)	2015	2014	Rates of change
Wireline voice	29,610	33,587	(11.8%)
Mobile voice	48,983	54,673	(10.4%)
Internet	126,546	112,431	12.6%
Value-added services	39,044	38,419	1.6%
Integrated information application services	27,299	26,939	1.3%
Telecommunications network resource services and lease of network equipment	17,635	17,332	1.7%
Others	42,085	41,013	2.6%

Total operating revenues	331,202	324,394	2.1%

Wireline Voice

In 2015, revenue from wireline voice services was RMB29,610 million, a decrease of 11.8% from RMB33,587 million in 2014, accounting for 8.9% of the Group’s operating revenues. Declining revenue contribution from wireline voice services effectively mitigated operating risks.

Mobile Voice

In 2015, being affected by the substitution effect of mobile Internet services, such as OTT, revenue from mobile voice services was RMB48,983 million, a decrease of 10.4% from RMB54,673 million in 2014, accounting for 14.8% of the Group’s operating revenues.

Internet

In 2015, revenue from Internet access services was RMB126,546 million, an increase of 12.6% from RMB112,431 million in 2014, accounting for 38.2% of the Group’s operating revenues. The Group proactively leveraged the advantage of its broadband network, promoted access bandwidth upgrades for subscribers, launched reasonably flexible pricing plans, persisted in rational competition and profitable development. At the end of 2015, the number of wireline broadband subscribers of the Group reached 113 million, with a net increase of 6.11 million. The wireline broadband revenue of the Group was RMB74,285 million, an increase of 1.1% from 2014. The Group achieved rapid growth in the volume of and revenue from mobile data traffic, effectively driven by further promoting the precision management of data traffic operations and, at the same time, increasing sales at lower unit prices. Revenue from mobile Internet access services was RMB50,694 million, an increase of 34.1% from 2014. Of this, revenue from handset data traffic was RMB47,770 million, an increase of 40.1% from 2014.

Valued-Added Services

In 2015, revenue from value-added services was RMB39,044 million, an increase of 1.6% from RMB38,419 million in 2014, accounting for 11.8% of the Group’s operating revenues. Of this, the revenue from wireline value-added services was RMB21,529 million, an increase of 16.8% from 2014, mainly benefitted from that the Group firmly seized the strategic opportunities of the national “Internet+” action plan to achieve rapid growth in the IDC and IPTV (e-Surfing HD) services. Revenue from mobile value-added services was RMB17,515 million, a decrease of 12.4% from 2014, mainly due to the decrease in revenue from traditional value-added services, such as short and multimedia messaging services.

Integrated Information Application Services

In 2015, revenue from integrated information application services was RMB27,299 million, an increase of 1.3% from RMB26,939 million in 2014, accounting for 8.3% of the Group’s operating revenues. Of this, revenue from wireline integrated information application services was RMB20,505 million, an increase of 4.5% from 2014. The increase in revenue was mainly due to the stable development of IT Services and Applications. Revenue from mobile integrated information application services was RMB6,794 million, a decrease of 7.2% from 2014. The decline was mainly due to the decrease in the volume of traditional information inquiry services.

Telecommunications Network Resource Services and Lease of Network Equipment

In 2015, revenue from telecommunications network resource services and lease of network equipment was RMB17,635 million, an increase of 1.7% from RMB17,332 million in 2014, accounting for 5.3% of the Group’s operating revenues. Revenue from lease of mobile network equipment was RMB421 million, a decrease of 9.1% from 2014.

Others

In 2015, revenue from other services was RMB42,085 million, an increase of 2.6% from RMB41,013 million in 2014, accounting for 12.7% of the Group’s operating revenues. Revenue from other mobile services was RMB32,122 million, an increase of 2.4% from 2014, the major item of which was the sales of mobile terminals.

Operating Expenses

The Group reinforced the efforts in management and control of cost, optimised resources allocation, continuously promoted the transformation of sales and marketing models, and enhanced and promoted its market competitiveness. In 2015, operating expenses of the Group were RMB304,760 million, an increase of 3.0% compared with RMB295,886 million in 2014. Operating expenses accounted for 92.0% of the Group’s operating revenues, an increase of 0.8 percentage point from 2014.

The following table sets forth a breakdown of the operating expenses of the Group in 2014 and 2015 and their respective rates of change:

	For the year ended
	31 December
(RMB millions, except percentage data)	2015	2014	Rates of change
Depreciation and amortisation	67,664	66,345	2.0%
Network operations and support expenses	81,240	68,651	18.3%
Selling, general and administrative expenses	54,472	62,719	(13.1%)
Personnel expenses	52,541	50,653	3.7%
Other operating expenses	48,843	47,518	2.8%

Total operating expenses	304,760	295,886	3.0%

Depreciation and Amortisation

In 2015, depreciation and amortisation was RMB67,664 million, an increase of 2.0% from RMB66,345 million in 2014, accounting for 20.4% of the Group’s operating revenues. As the Group increased investment in 4G and fibre broadband network, depreciation and amortisation increased correspondingly with the expansion of the assets scale.

Network Operations and Support Expenses

In 2015, network operations and support expenses were RMB81,240 million, an increase of 18.3% from RMB68,651 million in 2014, accounting for 24.5% of the Group’s operating revenues. The growth was due to the newly added tower usage fee in 2015. In addition, with the expansion of network assets, the Group reasonably increased network operations expenses to enhance network quality and, at the same time, continuously strengthened cost management and control, improving the utilisation efficiency of resources. As such, the increase in network operations and support expenses was evidently slower than that in 2014.

Selling, General and Administrative Expenses

In 2015, selling, general and administrative expenses amounted to RMB54,472 million, a decrease of 13.1% from RMB62,719 million in 2014, accounting for 16.4% of the Group’s operating revenues. Of this, selling expenses were RMB45,943 million, a decrease of 15.7% compared with 2014. The decline was mainly attributable to the fact that the Group continuously promoted the transformation of sales and marketing models, reduced selling expenses, and improved the utilisation efficiency of marketing resources. Commission and service expenses for third parties amounted to RMB26,651 million, a decrease of 6.0% from 2014. Advertising and promotion expenses amounted to RMB19,291 million, a decrease of 26.2% from 2014, of which the terminal subsidies amounted to RMB11,620 million, a decrease of 24.3% from 2014.

Personnel Expenses

In 2015, personnel expenses were RMB52,541 million, an increase of 3.7% from RMB50,653 million in 2014, accounting for 15.9% of the Group’s operating revenues. For details of the number of employees, remuneration policies and training schemes, please refer to the Human Resources Development Report in the annual report for the year ended 31 December 2015.

Other Operating Expenses

In 2015, other operating expenses were RMB48,843 million, an increase of 2.8% from RMB47,518 million in 2014, accounting for 14.8% of our operating revenues. The cost of mobile terminal equipment sold amounted to RMB30,867 million, an increase of 3.0% from 2014.

Net Finance Costs

In 2015, the Group’s net finance costs were RMB4,273 million, a decrease of 19.2% from RMB5,291 million in 2014. The decrease was mainly due to the fact that the interest rate of the deferred consideration of Mobile Network Acquisition decreased from 6.25% per annum in 2014 to 5.11% per annum in 2015 (adjusted in accordance with a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes once a year pursuant to the agreement). Net exchange losses were RMB75 million in 2015. The fluctuation of foreign exchange gain or loss was mainly caused by the depreciation of the RMB exchange rate against the US Dollars.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2015, the Group’s income tax expenses were RMB6,551 million with the effective income tax rate of 24.5%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries.

Profit Attributable To Equity Holders of the Company

In 2015, profit attributable to equity holders of the Company was RMB20,054 million, an increase of 13.4% from RMB17,680 million in 2014.

Disposal of certain telecommunications towers and related assets

Pursuant to the transfer agreement (the “Transfer Agreement”) entered into by the Group and China Tower Corporation Limited (“China Tower”) on 14 October 2015, the Group sold certain telecommunications towers and related assets (the “Tower Assets”) and injected cash to China Tower in return for new shares (“the Consideration Shares”) issued by China Tower (the “Tower Assets Disposal”).

By 31 December 2015, China Tower has issued 33.097 billion Consideration Shares to the Group at an issue price of RMB1.00 per share pursuant to the Transfer Agreement in return for RMB30.131 billion of the Tower Assets and RMB2.966 billion cash from the Group.

Upon the issuance of the Consideration Shares by China Tower, the Group, China Unicom, China Mobile and China Reform Holding Company Limited hold 27.9%, 28.1%, 38.0% and 6.0% of the share capital of China Tower, respectively.

The Company realised a gain (subject to deduction of relevant expenses and taxes) from the Tower Assets Disposal, which was calculated based on the surplus of the final consideration amount for the Tower Assets Disposal over the book value of the assets as at the completion date and the final gain recognised was RMB7,231 million. As the Group held 27.9% of the share capital of China Tower following the completion of the Tower Assets Disposal, 72.1% of the aforesaid gain had been recognised at the completion date of the Tower Assets Disposal in the consolidated statement of comprehensive income and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the Tower Assets.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2015, the Group increased its capital expenditure on 4G and fibre broadband network and fully upgraded the capability of the network to lay down a strong foundation of the scale development of core services and further market competitiveness. In 2015, capital expenditure of the Group was RMB109,094 million, an increase of 41.9% from RMB76,889 million in 2014.

Cash Flows

In 2015, net increase in cash and cash equivalents for the Group was RMB11,309 million, while the net increase in cash and cash equivalents was RMB4,370 million in 2014.

The following table sets forth the cash flow position of the Group in 2014 and 2015:

	For the year ended
	31 December
(RMB millions)	2015	2014
Net cash flow from operating activities	108,750	96,405
Net cash used in investing activities	(102,250)	(81,708)
Net cash from/(used in) financing activities	4,809	(10,327)

Net increase in cash and cash equivalents	11,309	4,370

In 2015, the net cash inflow from operating activities was RMB108,750 million, an increase of 12.8% from 2014, which was mainly due to the increase in operating revenues and enhanced collection of accounts receivable.

In 2015, the net cash outflow used in investing activities was RMB102,250 million, an increase of 25.1% from 2014, which was mainly due to the increase of capital expenditure for the year.

In 2015, the net cash inflow from financing activities was RMB4,809 million. In 2014, the net cash outflow used in financing activities was RMB10,327 million. The reason for the fluctuation was mainly due to the issuance of short-term commercial papers and the newly originated national policy-related loans with below-market interest rate during the year.

Working Capital

The Group consistently upheld prudent financial principles and strict fund management policies. At the end of 2015, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB177,821 million, an increase in deficit of RMB31,039 million from RMB146,782 million in 2014. As at 31 December 2015, the Group’s unutilised credit facilities were RMB128,839 million (2014: RMB130,488 million). Given the stable net cash inflow from operating activities and the sound credit record, the Group has sufficient working capital to satisfy the operation requirement. At the end of 2015, the Group’s cash and cash equivalents amounted to RMB31,869 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 92.6% (2014: 93.1%).

Assets and Liabilities

In 2015, the Group continued to maintain a solid financial position. At the end of 2015, the total assets of the Group increased to RMB629,561 million from RMB561,274 million at the end of 2014, which was mainly due to the increase of capital expenditure and the valuation surplus of Tower Assets injected to China Tower. Total indebtedness increased to RMB116,669 million from RMB106,552 million at the end of 2014. The ratio of the Group’s total indebtedness to total assets decreased to 18.5% at the end of 2015 from 19.0% at the end of 2014.

Indebtedness

The indebtedness analysis of the Group as of the end of 2014 and 2015 is as follows:

	For the year ended
	31 December
(RMB millions)	2015	2014
Short-term debt	51,636	43,976
Long-term debt maturing within one year	84	82
Long-term debt and payable	64,830	62,494
Finance lease obligations (including current portion)	119	—

Total debt	116,669	106,552

By the end of 2015, the total indebtedness of the Group was RMB116,669 million, an increase of RMB10,117 million from the end of 2014, which was mainly due to the issuance of short- term commercial papers and newly originated national policy-related loans with below-market interest rate. Of the total indebtedness of the Group, loans denominated in Renminbi, US Dollars and Euro accounted for 99.4% (2014: 99.2%), 0.4% (2014: 0.5%), and 0.2% (2014: 0.3%), respectively. 46.3% (2014: 41.3%) of the indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As at 31 December 2015, the Group did not pledge any assets as collateral for debt (2014: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2015, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters (including the review of the Company’s Annual Report for the year ended 31 December 2015).

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company is dedicated to enhance corporate governance. We continuously promote and improve the internal control system of the Company, improve the information disclosure, enhance transparency, continuously develop the corporate governance practice and devote to protect the interest of shareholders.

Except that the roles of the Chairman and Chief Executive Officer of the Company were performed by the same individual for the year 2015, the Company was in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in the year 2015.

In the Company’s opinion, through supervision of the Board and the independent non- executive Directors, the effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capturing business opportunities. Many international leading corporations also have a similar arrangement.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by Directors and Supervisors. Further to the specific enquiries made by the Company to Directors and Supervisors, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers during the period from 1 January 2015 to 31 December 2015.

CLOSURE OF REGISTER FOR TRANSFER OF SHARES

1.	Annual General Meeting

The Company will convene the Annual General Meeting for the year 2015 on 25 May 2016. The H share register of members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 25 April 2016 to 25 May 2016 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 22 April 2016. H share shareholders who are registered with Computershare Hong Kong Investor Services Limited on 25 May 2016 are entitled to attend the Annual General Meeting.

2.	Proposed Final Dividend

The Board of Directors of the Company proposes a final dividend in the amount equivalent to HK$0.095 per share (pre-tax), totalling approximately RMB6,461 million for the year ended 31 December 2015. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 25 May 2016. If such proposed dividend distribution is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the register of members of the Company on Monday, 6 June 2016. The H share register of members will be closed from Wednesday, 1 June 2016 to Monday, 6 June 2016 (both days inclusive). In order to be entitled to the final dividend, H share shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Tuesday, 31 May 2016. Dividends will be denominated and declared in Renminbi. Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed final dividends are expected to be paid on or about 15 July 2016 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2015 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 6 June 2016.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on 6 June 2016 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Tuesday, 31 May 2016. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Tax Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2015 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (exercising the powers of the chairman and chief executive officer; as the president and chief operating officer); Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen (all as the executive vice presidents); Mr. Zhu Wei (as the non-executive director);and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).